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                                                                     EXHIBIT 3.1


                               COPY OF THE CHARTER

                                       OF

                         THE TRAVELERS INSURANCE COMPANY

                              Hartford, Connecticut

                                  AS EFFECTIVE

                                OCTOBER 19, 1994



















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                                     CHARTER
                                       OF
                         THE TRAVELERS INSURANCE COMPANY



     S E C T I O N 1 . James G. Batterson, John L. Bunce, Gustavus F. Davis, George Sexton, William L. Collins, Elijah H. Owen, James L. Howard, Charles F. Howard, Alfred E. Burr, Henry Keeney, William H. D. Callender, George S. Gilman, and all others who may become associated with them as shareholders, as is hereinafter provided, their successors and assigns forever be and they hereby are created and made a body corporate and politic by the name of The Travelers Insurance Company and under that name shall have all the powers specially granted to it by law and, in addition, ail powers granted by the general statutes as now enacted or hereafter amended, to corporations formed under the Connecticut Stock Corporation Act.


     S E C T I O N 2 . The business, purposes and powers of said corporation, including all those set forth in special acts of the Connecticut General Assembly pertaining to it, shall be:

          (A) Insuring persons against the accidental loss of life, or personal injury, sustained while traveling by railways, steamboats or other modes of conveyance;

          (B) To insure persons against and to make all and every insurance connected with accidental loss of life or personal injury sustained by accident of every description;

          (C) To insure persons against loss of life or personal injury resulting from any cause;

          (D) To confer endowments, grant and purchase annuities upon such conditions and for such periods of time as may be determined by said corporation;

          (E) To issue policies, stipulated to be with or without participation in profits, and all dividends allocated to such participating policies, which shall not be claimed and called for within two years after the same shall have been declared, shall be forfeited to said company;

          (F) To reinsure any and all risks taken under its charter;


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          (G) To insure persons and corporations against loss on account of liability to others for personal injuries, fatal or otherwise, or injury to property connected with personal injuries, resulting from accidental causes; and

          (H) To make all investments which insurance companies are now or hereafter may be authorized to make under the laws of this state.

     S E C T I O N 3 . The capital with which the corporation shall commence business shall be an amount not less than one hundred thousand dollars. The authorized capital stock of the corporation shall be 40,000,000 shares of common capital stock of the par value of $2.50 per share. Said corporation may from time to time increase its capital stock to an amount not exceeding one hundred fifty million dollars by the issue of additional shares of stock with the par value then authorized, and is authorized from time to time to change the par value and number of shares of its issued and outstanding capital stock, provided the par value shall be not less than Two Dollars Fifty Cents ($2.50) for each share and the aggregate par value be not altered by such change.

     S E C T I O N 4 . The business, property and affairs of the corporation shall be managed by the chief executive officer and his delegated officers under the direction of the Board of Directors. The Board of Directors shall be charged with the following responsibilities and duties: selection, surveillance and removal of the chief executive officer and, subject to the provisions of any applicable by-laws, other corporate officers; provision of periodic statements to the shareholders concerning the operation and financial status of the corporation; amendment of the charter and by-laws; authorization or approval of major acquisitions and dispositions of assets; authorization or approval of mergers, consolidations and reorganizations; the taking of action with respect to the issuance, acquisition, retirement or cancellation, redemption or determination of terms, limitations and relative rights and preferences of the corporation's capital stock or any class thereof; the incurrence of major corporate indebtedness; declaration of dividends with respect to outstanding shares of the corporation's capital stock; action with respect to the dissolution of the corporation; and such other responsibilities and duties as may be required by law.

     SECTION 5 . The personal liability to the corporation or its shareholders of a person who is or was a director of the corporation for monetary damages for breach of duty as a director shall be limited to the amount of the compensation received by the director for serving the corporation during the year of the

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violation if such breach did not (a) involve a knowing and culpable violation of law by the director, (b) enable the director or an associate, as defined in subdivision (3) of Section 33-374d of the Connecticut Stock Corporation Act as in effect on the effective date hereof or as it may be amended from time to time, to receive an improper personal economic gain, (c) show a lack of good faith and a conscious disregard for the duty of the director to the corporation under circumstances in which the director was aware that his conduct or omission created an unjustifiable risk of serious injury to the corporation, (d) constitute a sustained and unexcused pattern of inattention that amounted to an abdication of the director's duty to the corporation, or (e) create liability under Section 33-321 of the Connecticut Stock Corporation Act as in effect on the effective date hereof or as it may be amended from time to time. This
Section 5 shall not limit or preclude the liability of a person who is or was a director for any act or omission occurring prior to the effective date hereof on the date of filing of a Certificate of Amendment amending the Charter of the corporation with the Secretary of the State of the State of Connecticut. The personal liability of a person who is or was a director to the corporation or its shareholders for breach of duty as a director shall further be limited to the full extent allowed by the Connecticut Stock Corporation Act as it may be amended from time to time. Any lawful repeal or modification of this Section 5 or the adoption of any provision inconsistent herewith by the Board of Directors and the shareholders of the corporation shall not, with respect to a person who is or was a director, adversely affect any limitation of liability, right or protection existing at or prior to the effective date of such repeal, modification or adoption of a provision inconsistent herewith.